

March 13, 2014

Via E-mail
David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503

> **Re:** **Motorcar Parts of America, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2013**
> **Filed June 17, 2013**
> **File No. 001-33861**

Dear Mr. Lee:

We have reviewed your response dated February 25, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2013

General

1. At the conclusion of our comment letter dated February 12, 2014, we requested that you provide us with a written statement with certain acknowledgments. Please provide us with a separate letter signed by an authorized representative of the company that includes the previously requested acknowledgments. Please be advised that we have reproduced the original request at the conclusion of this letter.

David Lee
Motorcar Parts of America, Inc.
March 13, 2014
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at 202-551-3191 or Max Webb at 202-551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief